Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Agorae Information Consulting (Beijing) Co., Ltd	People’s Republic of China
Comparexpress Insurance Broker (Thailand) Ltd	Thailand
Comparexpress Pte Ltd	Singapore
Gascaquen Teledirect, S.A.	Spain
TDCX Digilab India Private Limited	India
TDCX Holdings Pte. Ltd.	Singapore
TDCX Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China
TDCX Japan K.K.	Japan
TDCX Korea Ltd	Korea
TDCX (CO) Pte. S.A.S.	Colombia
TDCX (Europe) S.R.L.	Romania
TDCX (KY) PTY LTD.	Cayman Islands
TDCX (MY) Sdn. Bhd.	Malaysia
TDCX (PH) Inc.	Philippines
TDCX (SG) Pte. Ltd.	Singapore
Teledirect Telecommerce (Thailand) Limited	Thailand